Exhibit 99.55

99.55 Management’s Discussion and Analysis for the Three Months Ended March 31, 2014

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) for the three months ended March 31, 2014.  This document should be read in conjunction with the unaudited condensed interim financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2013, is available on SEDAR at www.sedar.com.

The discussion and analysis within this MD&A are as of May 1, 2014.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada.  These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2013, and elsewhere in our filings with Canadian securities regulators.  Except as required by Canadian securities law, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made.  The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

CIPHER MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

Overview

Cipher is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. For our current marketed products, we are responsible for supplying our partners with commercial product. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed five marketing partnerships, generating growing licensing revenue.

PRODUCTS

Lipofen® (CIP-FENOFIBRATE):

Lipofen is a novel patented formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder.  Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood).  Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as “good cholesterol’’.  Fibrates have proven to be superior in lowering triglycerides and raising HDL levels.  Lipofen targets a large and growing market.  According to IMS, the hyperlipidemia market in the U.S. exceeds US$11.7 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market.  The market for existing fenofibrate formulations in the U.S. exceeded US$1.6 billion during 2013, down from US$2.0 billion the previous year.   The existing Lipofen patent is listed in the FDA’s Approved Drug Products List (Orange Book) and the expiry date is January 2015.

Absorica™/ Epuris® (CIP-ISOTRETINOIN):

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne.  CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”).  The Company’s marketing rights to this product include the Americas and a majority of the Pacific Rim.  CIP-ISOTRETINOIN provides less variability in absorption under fed and fasted conditions, as compared to existing isotretinoin products that exhibit approximately 70% reduction in absorption under fasted conditions.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) in Q4 2012 under the trade name Absorica.  Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in the fourth quarter of 2008.  A second product patent (Patent Number 8,367,102) was issued in the first quarter of 2013.  The two patents are formulation related patents describing the product ingredients.

According to IMS, the U.S. isotretinoin market was US$0.6 billion in 2013, an increase of 32% over prior year, with prescriptions growing by 15% on a year-over-year basis.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris and Cipher launched the product in Canada in June 2013. According to IMS, the Canadian market for isotretinoin is $15 million.

ConZip® / Durela® (CIP-TRAMADOL ER):

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar.  The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product was launched in the U.S. in September 2011 by Vertical Pharmaceuticals Inc. (“Vertical”) under the trade name ConZip.  According to IMS, the U.S. market in 2013 for extended release formulations of tramadol exceeded US$85 million which represents 2.0% of the total tramadol immediate-release and extended-release prescription market.

The product was launched in Canada in March 2012 by Medical Futures Inc. (“Medical Futures”) under the trade name Durela.  According to IMS, the Canadian market for extended-release tramadol was $27 million in 2013. Patents have been issued both in the U.S. and Canada for the product

GROWTH STRATEGY

In addition to anticipated growth from our existing products and licensing agreements, led by Absorica, we have been focused on building a commercial sales and marketing presence in Canada and our lead product, Epuris, was launched in June 2013.  This will be complemented by the Betesil Patch, should it receive Health Canada approval. In addition, Cipher plans to use its established infrastructure in Canada to add products through product development and/or acquisitions.  The Company also plans to leverage its proven clinical development and licensing capabilities to license in late-stage assets for North America.  Lastly, we plan to leverage our regulatory approvals in U.S. and Canada to pursue licensing agreements in other markets for our isotretinoin product.  In 2013, we out-licensed CIP-TRAMADOL ER to Tecnofarma for 18 countries in Latin America.

PRODUCT UPDATE

Lipofen® (CIP-FENOFIBRATE):

Lipofen is the first product from the Company’s pipeline to successfully receive U.S. Food and Drug Administration (“FDA”) approval.  The primary target market for the product is the United States.

Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”).  The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives.  During Q1 2014, Lipofen prescriptions decreased by 9% from Q1 2013, but sales were 3.6% higher than Q1 of the prior year due to price increases.  Cipher’s U.S. marketing partner for Lipofen continued to promote the product in a second detail position.  Subsequent to quarter end, Kowa, entered into a co-promotional agreement with Amarin for Vacepta®, a prescription product used for the treatment of severe hypertriglyceridemia.  It is expected that Lipofen will still be promoted at minimum in a P3 position.

Absorica™/ Epuris® (CIP-ISOTRETINOIN):

Absorica

Absorica is marketed in the U.S. by Ranbaxy Laboratories Inc. (“Ranbaxy”), a wholly owned subsidiary of Ranbaxy Laboratories Limited, under a distribution and supply agreement which was completed in 2008.  The agreement provided for various milestone payments and a royalty percentage in the mid-teens on net sales.

Absorica was released in the U.S. market in late November 2012.  The product has performed well since launch, achieving 22.0% market share by March 2014, based on total isotretinoin prescriptions (source: IMS).

The overall U.S. isotretinoin market also continues to show growth, with prescriptions increasing by 15% in 2013 and by 6% in Q1 2014 over the comparable period in the prior year (source: IMS). Total U.S. isotretinoin prescriptions increased in Q1 2014 compared to Q4 2013, which is consistent with historical seasonal patterns.

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories, Inc. of an Abbreviated New Drug Application (“ANDA”) to the FDA for a generic version of Absorica. Ranbaxy and Cipher intend to vigorously defend Absorica’s intellectual property rights and pursue all available legal and regulatory pathways in defense of the product.

Absorica is currently protected by two issued patents listed in the FDA’s Approved Drug Products List (Orange Book), which expire in September 2021. There are four new product patent applications pending with the U.S. Patent and Trademark Office.  In addition, when Absorica was approved by the FDA, Cipher was granted a three-year market exclusivity period, which expires in May 2015.

Cipher has been advised by Ranbaxy that this development has no impact on current sales and marketing plans for the product and that Ranbaxy plans to continue to invest significantly in Absorica.

Epuris

Epuris was approved by Health Canada in Q4 2012 and launched by Cipher in June 2013. The Company has deployed a field sales force of six full-time representatives and one part-time representative. In the nine-month period following launch, Epuris has achieved market penetration of 7.6% and feedback from the Canadian dermatology community continues to be encouraging.

ConZip® / Durela® (CIP-TRAMADOL ER):

ConZip

ConZip, the Company’s extended-release tramadol product for the treatment of moderate to moderately severe chronic pain in adults, received FDA approval in 2010.  In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical, a U.S.-based specialty pharmaceutical company.  Cipher receives a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments of US$3.8 million, contingent upon the achievement of certain future net sales targets.

ConZip was launched by Vertical in September 2011 with a dedicated sales force of 60 representatives.  During 2013, Vertical expanded the sales force to 75 representatives and in Q4 2013, Avista Capital Partners, a U.S.-based private equity firm, acquired a controlling equity interest in Vertical with plans to invest in additional selling resources.  In Q1 2014, ConZip prescriptions increased by 9% compared to Q1 2013.

Durela

In Q3 2011, Cipher received Health Canada approval for Durela and completed a Canadian distribution and supply agreement with Medical Futures.  Cipher receives a double-digit royalty on net sales and is eligible to receive future milestone payments contingent upon the achievement of cumulative net sales targets.  Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives and achieved a market share of 3.8% by the end of 2013.  Following improved performance in the second half of 2013, sales of Durela in Q1 2014 were 56% higher than Q1 2013.

New Products and Out-Licensing Activities:

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis.   Based on initial feedback from Canadian dermatologists, the Betesil Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows.  The efficacy and safety of the Betesil Patch has been established in three successful phase III trials, and the product is currently marketed in several European countries.  The Company believes additional development work may be required prior to a New Drug Submission to Health Canada.  Cipher is currently finalizing an approach to this work with its partner, Institut Biochimique SA.

Cipher is actively pursuing marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America.  In Q2 2013, Cipher out-licensed the Latin American distribution rights for CIP-TRAMADOL ER to Tecnofarma International Ltd., a company based in Uruguay that operates in 18 Latin American countries.  Following regulatory approval, Tecnofarma plans to launch the product in several jurisdictions, including Brazil and Mexico.

In addition, the Company is seeking North American rights for other late-stage to commercial-stage product candidates in specialist driven niche markets such as dermatology.

REVIEW OF OPERATING RESULTS

Revenues (in thousands of dollars):

For the three month periods ended March 31,

	2014	2013	$ change in 2014	% change in 2014
Licensing revenue	7,539	3,293	4,246	129
Product revenue	340	0	340	na.

Licensing revenue for the quarter ended March 31, 2014 was $7.5 million compared to $3.3 million in Q1 2013.  Product revenue relates to Epuris sales in Canada.  The product was launched in June 2013 and no revenue was reported in Q1 2013.  The performance of Absorica was the main contributor to the growth in licensing revenue.  Revenue from Absorica was $6.0 million in Q1 2014 compared to $2.0 million in Q1 2013.  The product continued to increase market penetration during the period, achieving a 22% share in March 2014.  In addition, the U.S. isotretinoin market continues to grow, with 6% growth in Q1 2014 compared to prior year, based on total prescriptions (source: IMS).

Revenue for Lipofen was $1.1 million in Q1 2014, an increase of $0.3 million or 43% compared to Q1 2013.

Revenue from the Company’s extended-release tramadol product (ConZip and Durela) was $0.4 million in Q1 2014, compared to $0.5 million in Q1 2013.  The estimated period of useful life for tramadol was extended by one additional year which resulted in a reduction in revenue recognized in Q1 2014.

Research and Development Expense (in thousands of dollars):

For the three month periods ended March 31,

	2014	2013	$ change in 2014	% change in 2014
Research and development	358	308	50	16

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities.

R&D expense during Q1 2014 was $0.4 million, an increase of $0.1 million compared to Q1 2013.

Selling, General and Administrative Expense (“SG&A”) (in thousands of dollars):

For the three month periods ended March 31,

	2014	2013	$ change in 2014	% change in 2014
Selling, general & administrative	2,308	1,262	1,046	83

SG&A expense in Q1 2014 was $2.3 million, compared to $1.3 million in Q1 2013.  The year-over-year increase in SG&A in Q1 2014 was primarily a result of a one-time provision related to the departure of the CEO, which was announced in March.

Amortization of Intangible Assets (in thousands of dollars):

For the three month periods ended March 31,

	2014	2013	$ change in 2014	% change in 2014
Amortization of intangible assets	190	277	(87)	(31)

The Company began amortizing the intangible rights associated with CIP-TRAMADOL ER in Q3 2011, and for CIP-ISOTRETINOIN amortization began in Q1 2009.  The decrease in amortization expense in Q1 2014 is a result of extending the estimated period of useful life for the tramadol product by one additional year.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life.  Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Interest Income (in thousands of dollars):

For the three month periods ended March 31,

	2014	2013	$ change in 2014	% change in 2014
Interest income	103	55	48	87

Interest is earned on the Company’s cash and cash equivalents balance.  The increase in interest income in Q1 2014 compared to Q1 2013 was a result of higher cash balances during the period and a slight improvement in interest rates available.

EBITDA (in thousands of dollars):

For the three month periods ended March 31,

	2014	2013	$ change in 2014	% change in 2014
EBITDA	5,424	1,856	3,568	192

EBITDA is a non-IFRS Financial Measure.  The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

EBITDA in Q1 2014 was $5.4 million, an increase of $3.6 million over Q1 2013, reflecting the increase in revenue compared to Q1 2013.

Income Taxes:

In Q4 2013, the Company recognized a deferred tax asset on the balance sheet of $6.6 million, arising from accumulated losses carried forward from previous years, and a corresponding tax recovery on the statement of operations and comprehensive income.  The Company has a history of more than two years of continuous profitability and believes that it is probable that future taxable income will be available against which tax losses can be utilized.  As a result, the Company recognizes income tax expense in its statement of operations.

The Company has approximately $12.0 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements.  These assets consist of non-capital loss carry forwards, intangible assets and R&D expenditures which are available to reduce taxable income in future years.  The Company also has approximately $3.6 million of investment tax credits on scientific research and experimental development expenditures which are available to be applied against federal taxes otherwise payable in future years.

Earnings per Share:

For the three month periods ended March 31,

	2014	2013	$ change in 2014	% change in 2014
Income - in thousands of dollars	3,866	1,501	2,365	158
Basic earnings per share	0.15	0.06
Diluted earnings per share	0.15	0.06

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period.  Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that are outstanding.

Net income in Q1 2014 was $3.9 million, or $0.15 per basic share, compared to net income of $1.5 million, or $0.06 per basic share in Q1 2013. The increase in net income for the quarter was a result of the strong performance of Absorica.

The weighted average number of shares outstanding for the three month period ended March 31, 2014 was 24,993,744.

SUMMARY OF QUARTERLY RESULTS

Quarterly Statements of Income (in thousands of dollars, except per share amounts):

For the three month period ended March 31, 2014

Q1 2014
Licensing revenue	7,539
Product revenue	340
Cost of product sold	100
Research & development	358
Selling, general and administrative	2,308
Amortization of intangible assets	190
Interest income	103
Income before income taxes	5,026
Income taxes	1,160
Income	3,866
Basic earnings per share	0.15
Diluted earnings per share	0.15

For the year ended December 31, 2013

	Q1	Q2	Q3	Q4	2013 Total
Licensing revenue	3,293	5,459	5,592	12,252	26,596
Product revenue	0	88	44	283	415
Cost of product sold	0	27	12	103	142
Research & development	308	341	388	352	1,389
Selling, general and administrative	1,262	1,901	1,660	1,391	6,214
Amortization of intangible assets	277	277	277	277	1,108
Interest income	55	60	64	74	253
Income before income taxes	1,501	3,061	3,363	10,486	18,411
Recovery of income taxes	0	0	0	6,556	6,556
Income	1,501	3,061	3,363	17,042	24,967
Basic earnings per share	0.06	0.13	0.14	0.69	1.02
Diluted earnings per share	0.06	0.12	0.13	0.66	0.97

For the year ended December 31, 2012

	Q1	Q2	Q3	Q4	2012 Total
Licensing revenue	1,811	1,629	2,118	2,900	8,458
Research & development	471	348	335	363	1,517
Selling, general and administrative	1,016	861	799	851	3,527
Amortization of intangible assets	225	245	277	278	1,025
Interest income	26	35	47	47	155
Income	125	210	754	1,455	2,544
Basic and diluted earnings per share (1)	0.01	0.01	0.03	0.06	0.10

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share year to date

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2014, the Company has cash and cash equivalents of $34.5 million, compared to $24.2 million as at December 31, 2013. The strong EBITDA performance, combined with the receipt of the Absorica milestone reported in Q4 2013, resulted in the $10.3 million increase in cash in the period.

The balance of accounts receivable was $14.3 million at March 31, 2014, compared to $22.5 million as at December 31, 2013.  During Q1 2014 the US$10 million milestone for Absorica was collected. The milestone was achieved in Q4 2013 and included in accounts receivable at year-end.

The balance of accounts payable and accrued liabilities was $9.2 million at March 31, 2014 compared to $12.4 million as at December 31, 2013.  The decrease is primarily due to the payment during Q1 2014 of the 50% share of the US$10 million milestone to the Company’s commercial partner (Galephar).

Deferred revenue relates to amounts received in advance of recognition as revenue.  The balance of $3.8 million at March 31, 2014 relates to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL ER distribution and supply agreements, net of revenue recognized to date.  The deferred revenue balance at December 31, 2013 was $4.4 million and the decrease in Q1 2014 relates to revenue recognized during the period.

Future cash requirements will depend on a number of factors, including  expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products and services.

As at March 31, 2014 there are no capital lease contractual obligations.  The only significant operating lease contractual obligation is the Company’s office location, which expires in May 2015.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. During Q1 2014, 144,416 shares were issued as a result of the exercise of stock options and 4,429 shares were issued under the employee and director share purchase plan.  At March 31, 2014 the Company had 25,124,806 common shares issued and outstanding.  Subsequent to the end of the quarter, 3,769 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 25,128,575 as of the date of this MD&A.

A total of 266,000 stock options were granted during Q1 2014, with exercise prices of $8.13 and $7.43.

Share-based compensation expense in Q1 2014 was $0.2 million, compared to $0.1 million in Q1 2013, which reflects the impact of the increase in the Company’s share price on share-based compensation expense for the newly-granted stock options.

CRITICAL ACCOUNTING ESTIMATES

A summary of significant accounting policies is included in Note 3 of the Company’s 2013 audited financial statements.  Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results.  Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances.  Changes in management’s accounting estimates can have a material impact on the financial results of the Company.  The Company’s critical accounting estimates are described below.

Intangible Assets:  Management is required to estimate the recoverability of the Company’s intangible assets to assess if there has been an impairment.  The accounting estimates and assumptions used to determine the recoverability of these intangible assets may differ from actual results.  Changes in these estimates and assumptions can have a material impact on the intangible asset balance in the financial statements.

Revenue Recognition: Management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements.  The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations.  The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors.  It is possible that these factors may cause significant changes in the Company’s recognition of revenue in the future.

Income Taxes:  Management uses estimates when determining current and deferred income taxes.  These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits.

FINANCIAL INSTRUMENTS

Credit Risk Exposure:  The only financial instruments that potentially subject the Company to credit risk are accounts receivable.  The collectability of accounts receivable is reviewed on a regular basis.

Fair Values of Financial Assets and Liabilities:  The fair values of accounts receivable, accounts payable and accrued liabilities included in the balance sheets approximate their carrying amounts due to the relatively short period of maturity of the instruments.

Hedging Activities:  The Company may enter into hedging activities to minimize transaction exposures and the resulting volatility in earnings. To mitigate exchange-rate risk, the Company may utilize foreign exchange forward contracts.  As of March 31, 2014, the Company had no outstanding foreign exchange forward contracts. While the Company may attempt to mitigate foreign exchange risk by engaging in foreign currency hedging activities using derivative financial instruments, it may not always be successful and it may not always be able to engage in hedging transactions in the future.

Business Risks

Financial:  As at March 31, 2014, the Company had cash and cash equivalents of $34.5 million.  The Company expects these funds will be sufficient to fund current product development and operating costs.

Patent Infringement:  There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

While the Company’s products are patented and listed in the FDA Orange Book, the patents can be challenged and generic products can be approved under an Abbreviated New Drug Application (“ANDA”).  In the United States, under the “Hatch-Waxman Act”, the FDA can approve an ANDA, for a generic version of a branded drug.  In place of clinical studies, an ANDA applicant usually needs only to submit pharmacokinetic data demonstrating that its product has the same active ingredient(s) and is bioequivalent to the branded product.  This is referred to as the ANDA process.  The “Hatch-Waxman Act” requires an applicant for a drug that relies, at least in part, on the patent of a branded drug, to notify the sponsor of the branded drug of their application and potential infringement of a patent.  Upon receipt of this notice, the sponsor of the branded drug has 45 days to bring a patent infringement suit in federal district court against the applicant seeking approval of a product covered by the patent. If such a suit is commenced and the ANDA was filed after the patent had been listed in the FDA Orange Book, then the FDA is generally prohibited from granting approval of the ANDA until the earliest of 30 months from the date the FDA accepted the application for filing, or the conclusion of litigation in the generic’s favour, or expiration of the patent. The approval or launch of generic versions of any of the Company’s products in any market could have an adverse effect on the Company’s future revenues.

Information related to the Paragraph IV filing by Watson Laboratories, Inc. is included in a previous section of this MD&A.

Concentration of Revenue:  A significant proportion of the Company’s revenue is currently derived from one customer.  The loss of that source of revenue for any reason would have a significant impact on the future cash flow and the financial position of the Company.

Product:  There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

Dependence on Strategic Partnerships and Licensees:  The Company’s success depends, in large measure, on its ability to conclude in-licensing, development, manufacturing, marketing, and distribution agreements with other pharmaceutical companies.  Factors that may affect the success of the Company’s collaborative efforts with pharmaceutical company partners include the following:

•                  The Company’s partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products on which they are collaborating with the Company, which could affect their commitment to the Company’s product development efforts;

•                  The Company’s technology/manufacturing  partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues;

•                  Reductions in marketing or sales efforts or a discontinuation of marketing or sales of the Company’s products by its commercial partners may reduce future revenues, which are based on a percentage of net sales by these partners; and

•                  The collaboration agreements with the Company’s partners can be terminated by either party in the case of a material default in the terms of the agreements.  Should one of these agreements be terminated, it could be difficult for the Company to attract new partners and it may adversely affect how the Company is perceived in the business and financial communities.

The development of pharmaceutical products is a process that requires large investments and can take years to complete.  Projects can be abandoned along the way or regulatory authorities can refuse to approve new products.  With respect to projects the Company initiates, the Company will attempt to minimize risk through the judicious selection of product candidates and by focusing on improving products that have already been marketed.

Dependence on CROs: The Company’s contract research organization providers (“CROs”) depend on strict government regulation of the pharmaceutical research process, particularly in the U.S., where there has been a continuing trend towards increased regulation. Any changes in regulation, including a relaxation in regulatory requirements or the introduction of a simplified drug approval procedure, could materially and adversely affect the demand for the services offered by the Company. The failure by the Company or its CROs to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Furthermore, the issuance of a notice of filing by the FDA to either the Company or its suppliers based upon a material violation by the Company or its suppliers of Good Clinical Practice standards or Good Laboratory Practice standards could materially and adversely affect the Company.

The Company’s ability to complete its clinical trials is also dependent on the financial viability of its CROs as any discontinuation of a CRO’s business could delay or disrupt the completion of clinical trials.

Regulation:  The cost of complying with government regulation can be substantial.  Government authorities in the United States, Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing, and safety of pharmaceutical products, as well as the approval and commercialization of such products.  The regulations applicable to the Company’s existing and future products may change.  There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed.  Government agencies in the United States, Canada and other countries in which the Company intends to carry on business regulate pharmaceutical products intended for human use.  Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market its products.

Requirements for approval vary widely from country to country outside of the United States and Canada.  Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer or shorter than in the United States and Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES

There have been no changes in the Company’s internal control over financial reporting during the most recent interim period ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.